

03025449

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

{ X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number:001-15116

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CANADA LIFE U.S. STAFF 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canada Life Financial Corporation
330 University Avenue
Toronto, ON M5G 1R8 Canada

Exhibit Index at Page 17
Total of 18 pages

CRGH

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Canada Life U.S. Staff 401(k) Retirement Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Canada Life U.S. Staff 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Administrative Committee
Canada Life U.S. Staff 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Canada Life U.S. Staff 401(k) Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

April 25, 2003

Canada Life U.S. Staff 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments, at fair value	**$11,841,443**	$12,744,246
Net assets available for benefits	**$11,841,443**	$12,744,246

See accompanying notes.

Canada Life U.S. Staff 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2002	**2001**
Additions to net assets attributed to:		
Interest and dividends	**$ 211,005**	$ 267,038
Contributions:		
Participant	**2,955,534**	2,580,993
Employer	**668,497**	574,978
Total contributions	**3,624,031**	3,155,971
Total additions	**3,835,036**	3,423,009
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	**3,079,791**	2,361,325
Benefits paid	**1,654,992**	1,546,267
Administrative expenses	**3,056**	3,080
Total deductions	**4,737,839**	3,910,672
Net decrease	**902,803**	487,663
Net assets available for benefits:		
Beginning of year	**12,744,246**	13,231,909
End of year	**$11,841,443**	$12,744,246

See accompanying notes.

Canada Life U.S. Staff 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Canada Life U.S. Staff 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of The Canada Life Assurance Company and The Canada Life Insurance Company of New York (together, the "Company").

The Plan was effective on January 1, 2000. Effective February 1, 2000, the Plan was amended to receive the net assets of certain participants who were former participants in a prior Canada Life U.S. Staff 401(k) Retirement Plan (the "former plan").

The Plan was amended and restated effective January 1, 2002 for the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") and other changes. The amendment and restatement was also effective January 1, 1997 for changes in laws resulting from the Uruguay Rounds Agreements Act ("GATT"), the Uniform Services Employment and Reemployment Rights Act ("USERRA"), the Small Business Job Protection Act of 1996 ("SBJPA"), the Taxpayer Relief Act of 1997 ("TRA '97"), the Internal Revenue Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively referred to as "GUST").

Eligibility

Employees of the Company become eligible to participate in the Plan at the beginning of each month following the later of the date of hire or attainment of age 21.

1. Description of the Plan (continued)

Contributions

Participants may contribute via payroll deductions, from 1% to 15% of their salaries or wages to the Plan, subject to applicable Internal Revenue Code (the "Code") limitations. Employer matching contributions equal fifty percent (50%) of the participant's 401(k) contributions. These matching contributions will not exceed 3% of the participant's compensation or eighteen hundred dollars ($1,800) per calendar year. Employer contributions are paid to the Plan each pay period and credited to participants' individual accounts.

Payment of Benefits

The Plan provides for withdrawals by Plan participants in the event of termination of employment, hardship, death, retirement, permanent disability, and other specified circumstances.

Participant Loans

Participants may borrow from their employee fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus 1% on the date the loans are issued. Principal and interest are paid through bi-weekly payroll deductions.

1. Description of the Plan (continued)

Participant Accounts

Participants may direct their contributions into a variety of collective trust funds or mutual funds. Participants may also make contributions to the Canada Life Financial Corporation Stock Fund.

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan investment results, and can be charged with an allocation of administrative expenses related to processing expenses. Net asset values are calculated on a daily basis.

Vesting

Participants' contributions and the earnings thereon are at all times vested with such participants. Effective January 1, 2002, participants are fully vested in Company contributions after they have three years of service (five years prior to January 1, 2002) or when the participants attain normal retirement age while in employment of the Company.

Forfeitures

Forfeitures are generally used to reduce the Company's contributions. The Plan used approximately $77,000 and $82,000 of forfeitures during 2002 and 2001, respectively, to reduce Company contributions. The forfeiture account balances were approximately $6,000 and $8,000 at December 31, 2002 and 2001, respectively.

Plan Termination

While the Company has not expressed any intent to discontinue the Plan, it may terminate the Plan at any time subject to the provisions of ERISA and the Plan agreement. If the Plan is terminated, each participant shall receive a payment equal to the value of the participant's account.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Investments in mutual funds are recorded at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in the Scudder Stock Index Fund, a collective investment fund, are reported at fair value as determined by Scudder Trust Company based on the underlying investments of the fund. Investments in the Scudder Stable Value Fund, a collective investment fund, are reported at fair value, which represents deposits, including interest credited to the Plan's account, less withdrawals. Participant loans are recorded at the principal amount outstanding plus accrued interest, which approximates fair value.

Administrative Expenses

The Company has paid all administrative expenses incurred in connection with the operation of the Plan, except for loan set-up and quarterly maintenance fees.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2002	**2001**
Scudder Large Company Growth Fund	**$2,131,610**	$2,622,221
Scudder Stock Index Fund	**1,486,363**	1,827,614
Scudder Technology Fund	**786,345**	1,065,217
Scudder Stable Value Fund	**1,294,292**	1,274,361
Scudder Large Company Value Fund	**999,411**	1,032,191
Founders Discovery Fund	**982,228**	1,239,450
Scudder Growth and Income Fund	**832,759**	936,892
Scudder Total Return Fund	**723,181**	747,964
Pimco Total Return Fund	**1,074,335**	*
Scudder International Fund	**602,964**	*

* Balance is less than 5%

The Plan's investments (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Year ended December 31	
	2002	**2001**
Mutual Funds	**$(2,605,925)**	$(2,145,274)
Canada Life Financial Corporation Common Stock	**1,846**	1,555
Collective Trust Funds	**(475,712)**	(217,606)
	$(3,079,791)	$(2,361,325)

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. Party-in-Interest Transactions

The Plan held 9,722 and 3,819 shares of Canada Life Financial Corporation Common Stock on December 31, 2002, and 2001 respectively. The fair value of this stock at December 31, 2002 and 2001 was $248,008 and $105,977.

The Plan offers investments in mutual funds issued by Scudder Investor Services, Inc., which is owned by Scudder Investments, Inc. ("Scudder"). Scudder is an affiliate of Scudder Trust Company, the trustee of the Plan. Scudder receives investment management fees related to these mutual funds prior to any fund being allocated investment earnings or losses. Participants should refer to the respective Scudder prospectus for information on investment management fees related to any of these mutual funds.

6. Subsequent Events

Effective January 1, 2003, the Plan was amended to increase the maximum employee pre-tax contributions from 15% to 25% and allow eligible participants to make employee catch-up contributions.

On February 17, 2003, Canada Life Financial Corporation ("Canada Life") entered into an agreement to sell 100% of its outstanding common shares to Great-West Lifeco Inc. ("Great-West"). On March 28, 2003, the Board of Directors of Canada Life recommended that its shareholders approve the Great-West offer to acquire all of Canada Life's common shares for consideration of approximately $44.50 per share. Canada Life shareholders will hold a special meeting on May 5, 2003 to vote on the offer.

7. Event Subsequent to the Date of the Report of Independent Auditors (Unaudited)

On May 5, 2003, Canada Life shareholders approved the offer to sell 100% of Canada Life's outstanding shares to Great-West. The Company had informed participants on May 9, 2003 that the Canada Life Financial Corporation ("CLFC") Common Stock Fund will terminate as an investment option of the Plan effective June 24, 2003. Participants will be unable to direct or diversify investments in the CLFC Common Stock Fund beginning on June 25, 2003. On June 30, 2003, the CLFC Common Stock Fund will be liquidated and the proceeds will be transferred into the Scudder Stable Value Fund.

Supplemental Schedule

Canada Life U.S. Staff 401(k) Retirement Plan

EIN: 38-0397420 Plan No.: 003
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
*	Scudder Investor Services, Inc.	Scudder Large Company Growth Fund	$ 2,131,610
*	Scudder Investor Services, Inc.	Scudder Stock Index Fund	1,486,363
*	Scudder Investor Services, Inc.	Scudder Technology Fund	786,345
*	Scudder Investor Services, Inc.	Scudder Stable Value Fund	1,294,292
*	Scudder Investor Services, Inc.	Scudder Large Company Value Fund	999,411
	Founders Asset Management LLC	Founders Discovery Fund	982,228
*	Scudder Investor Services, Inc.	Scudder Growth and Income Fund	832,759
*	Scudder Investor Services, Inc.	Scudder Total Return Fund	723,181
*	Scudder Investor Services, Inc.	Scudder International Fund	602,964
	PIMCO Fund Distributors LLC	PIMCO Total Return Fund	1,074,335
	Invesco Funds Group, Inc.	Invesco Dynamics Fund	317,009
*	Canada Life Financial Corporation	Common Stock	248,008
*	Scudder Investor Services, Inc.	Money Market Fund	33,767
	Participants	Loans bearing interest at 5.25% – 10.5% with maturities ranging from 1 to 5 years	329,171
			$11,841,443

* Indicates a party-in-interest to the Plan.

Note: Column (d) has not been presented as that information is not required.

0303-0412403

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CANADA LIFE U.S. STAFF 401(k) RETIREMENT PLAN

By: ______________________

Medgar Scott
Plan Administrator

June 26, 2003

Exhibit Index

EXHIBIT NO.	DESCRIPTION	Page 18
23	Consent of Independent Auditors (Ernst & Young LLP)	

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-12862) pertaining to the Canada Life U.S. Staff 401(k) Retirement Plan ("the Plan") of our report dated April 25, 2003 with respect to the financial statements and supplemental schedule of the Canada Life U.S. Staff 401(k) Retirement Plan and to the use of such report in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Atlanta, Georgia
June 25, 2003